Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or type responses)
1. Name and Address of Reporting Person*

Victoria & Eagle Strategic Fund, Ltd.
(Last)       (First)       (Middle)

P.O. Box 1984 G.T., Elizabethan Square
(Street)
Grand Cayman, Cayman Islands
British West Indies
(City)       (State)       (Zip)
2. Date of Event Requiring Statement (Month/Day/Year) 10/25/2001	4. Issuer Name and Ticker or Trading Symbol Ultrak, Inc. (ULTK)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director X 10% Owner ___ Officer ___Other (specify (give title below) below)	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person X Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, $0.01 par value	2,120,000	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

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 Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses: SEE CONTINUATION SHEET
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	VICTORIA & EAGLE STRATEGIC FUND, LTD. By: /s/ Fabio Conti Fabio Conti, Director **Signature of Reporting Person	12/10/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


CONTINUATION SHEET TO FORM 3

Name and Address of Reporting Person:	Victoria & Eagle Strategic Fund, Ltd. P.O. Box 1984 G.T. Elizabethan Square Grand Cayman, Cayman Islands British West Indies

Issuer Name and Ticker or Trading Symbol:	Ultrak, Inc. (ULTK)
Date of Event Requiring Statement:	October 25, 2001

Other Reporting Person:	Signature of Reporting Person:
BIPIELLE Bank (Suisse) S.A. (1) Via Nassa 11 6900 Lugano, Switzerland	BIPIELLE BANK (SUISSE) S.A. By: /s/ G. Basta Name: G. Basta Title: Deputy General Manager By: /s/ M. Torti Name: M. Torti Title: Vice President

Explanation of Responses:

(1) BIPIELLE Bank (Suisse) S.A. (the "Bank"), as the majority equity owner of Victoria & Eagle Strategic Fund, Ltd., a Cayman Islands corporation, may be deemed to be the beneficial owner of the securities reported herein.  Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that the Bank is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities in which it does not have a pecuniary interest.